DISCOUNT PRINT USA, INC.

2801 S. Valley View Blvd.

Suite 7-1

Las Vegas, Nevada 89102

OCTOBER 21, 2021

VIA EDGAR

Attorney Evan Ewing

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

Re: Discount Print USA, Inc.

Form 1-A: Request for Qualification

File No. 024-11678

Dear Mr. Ewing:

Discount Print USA, Inc. (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”) effective at 12:00 PM EDT on Monday, October 25, 2021, or as soon as practicable thereafter.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

/s/ Ronald Miller
Ronald Miller
CEO